UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

CARLOTZ, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

1142552108
(CUSIP Number)

Michael W. Bor
c/o Nona K. Massengill
Robert E. Spicer, Jr.
Williams Mullen
200 South 10th Street, Suite 1600
Richmond, VA 23219
804.420.6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1142552108

1.	Name of Reporting Person Michael W. Bor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,856,536 (1)
	8.	Shared Voting Power 1,305,186 (2)
	9.	Sole Dispositive Power 7,856,536 (1)
	10.	Shared Dispositive Power 1,305,186 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,161,722 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (3)
14.	Type of Reporting Person IN

(1)	Consists of 6,414,493 shares of Class A common stock and 1,442,043 shares of Class A common stock issuable upon exercise of options.
(2)
Consists of 952,593 shares of Class A common stock held in trust by Katherine G. Bor, Trustee of the Michael W. Bor 2020 Irrevocable Family Trust dated October 16, 2020 (the “Family Trust”) and 352,593 shares of Class A common stock held in trust by Michael W. Bor, Trustee of the Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust dated October 16, 2020 (the “GRAT Trust”).

(3)
Calculations of percentage ownership in this Schedule 13D are based upon a total of 114,218,814 shares of Class A common stock outstanding as of May 6, 2022, as reported in CarLotz Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022. The percentage ownership of Michael W. Bor also takes into account 1,442,043 shares of Class A common stock issuable upon the exercise of options to acquire shares of Class A common stock owned by Mr. Bor that are exercisable within 60 days.

2

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by the Reporting Person and relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of CarLotz, Inc. (the “Issuer”).  This Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2021, as amended and supplemented by Amendment No. 1 and Amendment No. 2 filed by the Reporting Person with the SEC on March 18, 2022 and May 18, 2022, respectively (the “Existing Schedule 13D”).

Capitalized terms used in this Amendment No. 3 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D. Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

(a) As of May 31, 2022, the Reporting Person may be deemed to beneficially own an aggregate of 9,161,722 shares of the Issuer’s Class A common stock, representing approximately 7.9% of the outstanding shares of Class A common stock, and consisting of 6,414,493 shares of Class A common stock and 1,442,043 shares of Class A common stock issuable upon exercise of options owned directly by the Reporting Person, 952,593 shares of Class A common stock held in the Family Trust and 352,593 shares of Class A common stock held in the GRAT Trust. 1,442,043 options to purchase shares of Class A common stock are exercisable as of May 31, 2022.

(b) As of May 31, 2022, the Reporting Person has:

•	sole power to vote or direct the vote of 7,856,536 shares of Class A common stock;

•	shared power to vote or direct the vote of 1,305,186 shares of Class A common stock;

•	sole power to dispose or direct the disposition of 7,856,536 shares of Class A common stock;

•	shared power to dispose or direct the disposition of 1,305,186 shares of Class A common stock.

     (c) Since the filing of the Reporting Person's most recent Schedule 13D with respect to the Issuer, the Reporting Person engaged in the following transactions in the Issuer’s Class A common stock through a broker-dealer on the open market between May 18, 2022 and May 31, 2022:

Trade Date	Buy/Sell	No. of Shares	Price (1)
May 18, 2022	Sell	150,000	$0.60 (2)
May 19, 2022	Sell	175,000	$0.57 (3)
May 20, 2022	Sell	150,000	$0.55 (4)
May 23, 2022	Sell	150,000	$0.54 (5)
May 24, 2022	Sell	150,000	$0.49 (6)
May 25, 2022	Sell	170,000	$0.51 (7)
May 26, 2022	Sell	125,000	$0.55 (8)
May 27, 2022	Sell	188,000	$0.61 (9)
May 31, 2022	Sell	150,000	$0.58 (10)
______________
    (1)   The prices reported in this column represent the weighted average price for each trade date.  The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (2) through (10) below.
(2)   These shares were sold in multiple transactions at prices ranging from $0.58 to $0.61, inclusive.
(3)   These shares were sold in multiple transactions at prices ranging from $0.55 to $0.58, inclusive.
(4)   These shares were sold in multiple transactions at prices ranging from $0.53 to $0.57, inclusive.
(5)   These shares were sold in multiple transactions at prices ranging from $0.52 to $0.57, inclusive.
(6)   These shares were sold in multiple transactions at prices randing from $0.48 to $0.51, inclusive.
(7)   These shares were sold in multiple transactions at prices ranging from $0.48 to $0.56, inclusive.
(8)   These shares were sold in multiple transactions at prices ranging from $0.53 to $0.57, inclusive.
(9)   These shares were sold in multiple transactions at prices ranging from $0.56 to $0.66, inclusive.
(10) These shares were sold in multiple transactions at prices ranging from $0.56 to $0.63, inclusive.
   .

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2022	Michael W. Bor

	By:	/s/ Michael W. Bor
	Name:	Michael W. Bor